May 24, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Ms. Barbara Jacobs, Ms. Anne Nguyen and Mr. Hugh Fuller

Re:	QI Systems Inc.
Registration Statement on Form S-4
File Number 333-130594

Ladies and Gentlemen,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant of the offering (the “Registrant”) pursuant to the above-captioned registration statement (the “Registration Statement”) hereby requests that the effective time of the Registration Statement be accelerated to 12:00 p.m., Eastern Daylight time, on May 25, 2006, or as soon thereafter as is practicable.

The Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, the Registrant does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QI SYSTEMS INC.

By: /s/ ROBERT I. MCLEAN JR.
Robert I. McLean Jr.
Chief Financial Officer and Chief Operating
Officer